

Pendulum Securities, LLC

(SEC I.D. No. 8-70705)

Statement of Financial Condition as of December 31, 2023, and
Report of Independent Registered Public Accounting Firm

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70705

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 AND ENDING 12/31/23

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Pendulum Securities, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

345 North Maple Avenue, Suite 160

(No. and Street)

Beverly Hills	CA	90210
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kristin H. Scott	424-421-6049	kristin@pendulumholdings.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touch LLP

(Name – if individual, state last, first, and middle name)

555 W. 5th Street, Suite 2700	Los Angeles	CA	90013
(Address)	(City)	(State)	(Zip Code)

October 20, 2003		34	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



Deloitte & Touche LLP
555 W. 5th Street,
Suite 2700
Los Angeles, CA 90013-1010
USA

Tel: +1 213 688 0800
Fax: +1 213-688 0100
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Broker Dealer Oversight Committee and Member of Pendulum Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Pendulum Securities, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Deloitte & Touche LLP

March 25, 2024

We have served as the Company's auditor since 2021.

Assets

Cash and Cash Equivalents	$	613,891
Fees Receivable, Net of Allowance of $12,500		107,335
Prepaid and Other Assets		29,739
Total Assets	**$**	**750,965**

Liabilities and Member's Equity

Due to Afifiliates	$	17,664
Accounts Payable and Accrued Expenses		44,603
Total Liabilities		62,267

Commitments and Contingencies (Note 7)

Member's Equity

Total Member's Equity		688,698
Total Liabilities and Member's Equity	**$**	**750,965**

`

See accompanying notes to financial statement.

1. **Nature and Organization of Business**

   Pendulum Securities, LLC (the "Company") is a registered securities broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), providing mergers and acquisition advisory services and offerings of private placement securities. The Company does not execute customer securities transactions and, therefore, does not have a clearing arrangement with any other broker-dealer, maintain customer accounts, or hold customer funds or securities.

   The Company is a wholly owned subsidiary of Pendulum Holdings, LLC (the "Parent") and is governed by the Sole Member Limited Liability Company Agreement dated December 18, 2020 (the "Agreement").

   The Company has an expense sharing agreement with the Parent, pursuant to which the Parent incurs and pays for certain shared overhead expenses for which the Company has no obligation to repay the Parent. If the Company were a stand-alone entity, the financial statement presented herein could therefore be materially different. See Note 6 for further discussion of the expense sharing agreement.

   Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.

2. **Summary of Significant Accounting Policies**

   Basis of Presentation

   The accompanying financial statement has been prepared using accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates, and those differences could be material.

   Cash and Cash Equivalents

   Highly liquid investment securities that are readily convertible and deposits with original maturities of three months or less are considered to be cash and cash equivalents. As of December 31, 2023, the balance consists entirely of cash at a bank. These deposits are guaranteed by the Federal Deposit Insurance Company ("FDIC") up to an insurance limit of $250,000. At times, the Company's cash and cash equivalents may exceed FDIC covered levels. None of the Company's cash is restricted.

   Reportable Segment

   The Company operates exclusively in the United States as one operating segment and it only reports financial information on an aggregate basis to its chief operating decision maker.

   Income Taxes

   As a single-member limited liability company, the Company is a disregarded entity for federal income tax purposes and therefore does not pay corporate income taxes and has not recorded a provision for income taxes in the statement of income.

   The Company files tax returns as prescribed by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company is subject to examination by federal, state, and local jurisdictions, where applicable.

   Fees Receivable

   The Fees Receivable balance of $107,335 as of December 31, 2023 reflects retainer fees and placement agent fees earned but not yet collected or invoiced as of the end of the year. Of the total fees receivable balance, $1,893 is receivable from an affiliate; see Note 6 for further discussion of transactions with affiliates.

   The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with Financial Accounting Standards Board Accounts Standard Codification ("FASB ASC") 326-20, Financial Instruments – Credit Losses. FASB ASC 326-20 requires the Company to estimate the expected credit losses over the life of its financial assets as of the reporting date based on the relevant information about past events, current conditions, and reasonable and supportable forecasts. The provisions of this standard were adopted using a method to estimate the allowance for credit losses that considered both the aging of Fees Receivable and a projected loss rate of receivables. We have determined that long-term forecasted

information is not relevant to our Fees Receivable, which are primarily short-term. Fees Receivable and the related allowance for credit losses are written off when it becomes remote that payment for services will be received. The allowance for Fees Receivable was $0 and $12,500 as of December 31, 2022 and December 31, 2023, respectively.

Prepaid and Other Assets

Prepaid and Other Assets consist primarily of unamortized amounts of prepayments of regulatory renewal fees and insurance premiums.

3. Recently Issued Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which updates reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses and information used to assess segment performance. This ASU also requires that an entity with a single reportable segment, such as the Company, provide all of the disclosures required as part of the updates and all existing disclosures required by Topic 280. This update is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact that the adoption of this standard will have on its financial statement, however, it does not expect this update to have an impact on its financial condition.

4. Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined under such provisions, shall not exceed 15:1. The Company has maintained its net capital above SEC-required levels at all times. As of December 31, 2023, the Company had net capital as defined by Rule 15c3 1 of $551,624, which exceeds its required net capital of $5,000 by $546,624. The Company's ratio of aggregate indebtedness to net capital was 0.11:1.

5. Exemption

The Company is exempt from the Computation of a Reserve Requirement and Possession or Control Requirements of Rule 15c3-3 because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R.§240.17a5.

6. Transactions with Affiliates

The Company has an expense sharing agreement with the Parent, under which the Parent has agreed to incur directly, be responsible for, and assume certain general overhead and operating expenses of the Company including, but not limited to, rent and utilities, compensation and benefits, and information technology costs. Such costs are generally allocable based on time spent on Company-related activities. The Company is not directly or indirectly liable for these expenses and has no obligation to repay the Parent for such costs. In accordance with FINRA's (formerly the National Association of Securities Dealers) Notice to Members 03-63 dated October 2003, the Company maintains a separate schedule of the expenses assumed and paid for by the Parent on behalf of the Company.

As of December 31, 2023, the Company had payables due to the Parent of $17,664 related to direct Company expenses not assumed by the Parent under the terms of the expense sharing agreement, generally arising from expenditures made on a Parent corporate credit card on behalf of the Company.

The Company also serves as the placement agent for an affiliated entity, a registered investment advisor that is a wholly owned subsidiary of the Parent, pursuant to a placement agent agreement dated September 8, 2022 (the "PAA").

7. Commitments and Contingencies

From time to time, the Company could be involved in litigation and claims incidental to the conduct of its business. The Company is also subject, from time to time, to reviews, inquiries, and investigations by regulatory agencies that have regulatory authority over the Company's business activities. The Company, to the best of

its knowledge, is currently not subject to any pending judicial, administrative, or arbitration proceedings that are expected to have a material impact on the Company's financial condition.

8. **Subsequent Events**

The Company has evaluated events and transactions that occurred after December 31, 2023, through the date this financial statement was issued. The Company has determined that there were no subsequent events or transactions that would require recognition or disclosure in this financial statement.